EXHIBIT 99.1

Company Contacts:
Katia Fontana
Vice President and Chief Financial Officer
(514) 397-2592

For all press and media inquiries, please contact:
Press@birks.com

BIRKS GROUP INC. REPORTS MID-YEAR FISCAL 2025 RESULTS

Montreal, Quebec. November 27, 2024 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the twenty-six-week period ended September 28, 2024.

Highlights

All figures presented herein are in Canadian dollars.

For the twenty-six-week period ended September 28, 2024 (“Fiscal 2025”), the Company reported net sales of $80.1 million, a decrease of $7.7 million or 8.8% from the comparable prior period ended September 23, 2023 (“Fiscal 2024”). Comparable store sales for the twenty-six-week period ended September 28, 2024, decreased by 4.9% compared to the corresponding period of Fiscal 2024. The decrease in net sales and comparable store sales is mainly due to lower sales of branded jewelry due to the exit of a brand from two stores. When excluding the third-party jewelry brand movement, the comparable store sales increased by 7.5%, mainly driven by timepiece sales. The Company reported a gross profit of $31.3 million, a decrease of $4.8 million or 13.3% compared to the corresponding period in Fiscal 2024, due to lower sales volume resulting from the exit of a jewelry brand from two stores. Gross profit as a percentage of sales was 39.0% for the twenty-six week period ended September 28, 2024, a decrease of 210 basis points from the gross profit as a percentage of sales of 41.1% in the twenty-six-week period ended September 23, 2023.

Mr. Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “Although our net sales and comparable store sales for the first half of Fiscal 2025 are lower than the corresponding period in Fiscal 2024, when excluding the effect of the third-party jewelry brand movement, comparable store sales are positive. We are pleased with the renovation projects that were undertaken in the last year at our Chinook and Laval stores as they continue to generate greater sales post opening which also contributed to our results.”

Financial overview for the twenty-six-week period ended September 28, 2024

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Total net sales for the twenty-six-week period ended September 28, 2024 were $80.1 million compared to $87.8 million for the twenty-six-week period ended September 23, 2023, a decrease of $7.7 million or 8.8%. This sales decrease is attributable primarily to the decrease in sales of branded jewelry related to a brand exit from two stores, offset by an increase in branded timepieces sales.

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Comparable store sales decreased by 4.9% during the twenty-six-week period ended September 28, 2024 compared to the twenty-six-week period ended September 23, 2023. The decrease in comparable store sales is mainly attributable to a third-party jewelry brand movement. When excluding the third-party jewelry brand movement, the comparable store sales increased by 7.5%, mainly driven by timepiece sales.

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Total gross profit was $31.3 million, or 39.0% of net sales, for the twenty-six-week period ended September 28, 2024, compared to $36.1 million, or 41.1% of net sales for the twenty-six-week period ended September 23, 2023. This decrease of $4.8 million in gross profit is primarily attributable to lower sales volume in the retail segment, specifically in branded jewelry, mainly due to a brand exit. The decrease in gross profit percentage of 210 basis points is due to higher packaging and service costs, an increase in foreign exchange loss of $0.2 million from the comparable period in Fiscal 2024, partially offset by a favorable product mix in branded timepieces.

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SG&A expenses in the twenty-six-week period ended September 28, 2024 were $27.8 million, or 34.7% of net sales, compared to $32.5 million, or 37.0% of net sales in the twenty-six-week period ended September 23, 2023, a decrease of $4.7 million. The main drivers of the decrease in SG&A expenses in the period include lower marketing costs ($1.5 million) mainly due to lower brand development initiatives, lower occupancy costs ($2.1 million) due to store closures and store lease modifications, lower compensation costs ($0.3 million) due to lower sales volume and head count reduction, lower credit card fees ($0.3 million) and lower delivery and transport costs ($0.1 million) due to lower sales volume and a decrease in general and variable operating costs ($0.8 million). This decrease was partially offset by greater stock-based compensation ($0.4 million) mainly related to the fluctuation of the stock price. As a percentage of sales, SG&A expenses in the twenty-six-week period ended September 28, 2024 have decreased by 2.6% as compared to the twenty-six-week period ended September 23, 2023.

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The Company recognized a net loss for the twenty-six-week period ended September 28, 2024 of $3.1 million, or ($0.16) per share, compared to a net loss for the twenty-six-week period ended September 23, 2023 of $1.5 million, or ($0.08) per share.

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The Company’s EBITDA (1) for the twenty-six-week period ended September 28, 2024 was $4.7 million, a decrease of $0.3 million, compared to EBITDA(1) of $5.0 million for the twenty-six-week period ended September 23, 2023; and

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The Company reported an operating loss of $0.3 million for the twenty-six-week period ended September 28, 2024, a decrease of $0.8 million, compared to a reported operating income of $0.5 million in the twenty-six-week period ended September 23, 2023.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable U.S. GAAP financial measure.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company operates 18 stores under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver operated under the Graff brand, one location in Vancouver under the Patek Philippe brand, and three retail locations in Laval, Ottawa and Toronto under the Breitling brand. Birks fine jewelry collections are also available through select SAKS Fifth Avenue stores in Canada and the U.S., select Mappin & Webb and Goldsmiths locations in the United Kingdom, in Mayors stores in the United States, in W. Kruk stores in Poland as well as several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birks.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measures (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including “EBITDA“.

EBITDA

“EBITDA” is defined as net income (loss) from continuing operations before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

EBITDA

(in thousands)

	For the twenty-six-week period ended
	September 28, 2024	September 23, 2023
Net (loss) income (U.S. GAAP measure)	(3,081)	(1,482)
as a % of net sales	-3.8%	-1.7%
Add the impact of:
Interest expense and other financing costs	4,034	3,350
Depreciation and amortization	3,701	3.089

EBITDA (non-GAAP measure)	$4,654	$4,957

as a % of net sales	5.8%	5.6%

Forward Looking Statements

This press release contains forward- looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal”, “continue”, “strategy” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, generation of shareholder value, and our strategies for growth, performance drivers, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) a decline in consumer spending or deterioration in consumer financial position; (ii) economic, political and market conditions, including the economies of Canada and the U.S., and the influence of inflation on consumer spending, which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (iii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iv) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (v) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, and invest in its website and e-commerce platform; (vi) the Company’s ability to execute its strategic vision; (vii) the Company’s ability to invest in and finance capital expenditures, and (viii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange.

Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 16, 2024, as amended on July 18, 2024, and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	26 weeks ended September 28, 2024	26 weeks ended September 23, 2023
Net sales	$80,118	$87,817
Cost of sales	48,859	51,750

Gross profit	31,259	36,067
Selling, general and administrative expenses	27,827	32,483
Depreciation and amortization	3,701	3,089

Total operating expenses	31,528	35,572

Operating (loss) income	(269)	495
Interest and other financial costs	4,034	3,350

(Loss) income before taxes and equity in earnings of joint venture	(4,303)	(2,855)
Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes	1,222	1,373

Net (loss) income	(3,081)	(1,482)

Weighted average common shares outstanding:
Basic	19,226	18,953
Diluted	19,226	18,953
Net (loss) income per common share:
Basic	$(0.16)	$(0.08)
Diluted	$(0.16)	$(0.08)

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	September 28, 2024	March 30, 2024
Assets
Current Assets:
Cash and cash equivalents	$1,789	$1,783
Accounts receivable and other receivables	7,004	8,455
Inventories	105,605	99,067
Prepaid expenses and other current assets	2,794	2,913

Total current assets	117,192	112,218
Long-term receivables	1,320	1,571
Equity investment in joint venture	5,344	4,122
Property and equipment	26,771	25,717
Operating lease right-of-use assets	34,307	51,753
Intangible assets and other assets	8,113	7,887

Total non-current assets	75,855	91,050

Total assets	$193,047	$203,268

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities:
Bank indebtedness	$71,152	$63,372
Accounts payable	45,253	43,011
Accrued liabilities	5,972	6,112
Current portion of long-term debt	5,150	4,352
Current portion of operating lease liabilities	8,322	6,430

Total current liabilities	135,849	123,277
Long-term debt	22,484	22,587
Long-term portion of operating lease liabilities	38,681	59,881
Other long-term liabilities	4,259	2,672

Total long-term liabilities	65,424	85,140
Stockholders’ equity (deficiency):
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,593,391 (11,447,999 as of March 30, 2024)	41,468	40,725
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued	—	—
Additional paid-in capital	21,082	21,825
Accumulated deficit	(128,557)	(125,476)
Accumulated other comprehensive income (loss)	26	22

Total stockholders’ equity (deficiency)	(8,226)	(5,149)

Total liabilities and stockholders’ equity (deficiency)	$193,047	$203,268